SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.4)*

HMN Financial, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40424G108
(CUSIP Number)

Jeffrey L. Gendell 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830 (203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 2 of 7 Pages

1	NAME OF REPORTING PERSON Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 390,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 390,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 390,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 3 of 7 Pages

1	NAME OF REPORTING PERSON Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 390,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 390,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 390,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 4 of 7 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 390,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 390,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 390,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.71%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this "Amendment No. 4") amends the Schedule D originally filed on May 12, 2003 relating to the shares of common stock, $0.01 par value (the "Common Stock") of HMN Financial, Inc. (the "Company") (the “Original Schedule 13D”) as previously amended by Amendment No. 1, filed on May 30, 2003 and amended by Amendment No. 2, filed on July 1, 2011, and further amended by Amendment No. 3, filed on May 10, 2012. The Company's principal executive offices are located at 1016 Civic Center Drive NW, Rochester, Minnesota 55901. The Original Schedule 13D, as further amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, is hereinafter referred to as the "Schedule 13D". Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3. This Amendment No. 4 amends Items 2(b) and 5(a)-(c) of the Schedule 13D as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(b) is hereby amended and restated as follows:

(b) The address of the principal business and principal office of TFP and TM is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830. The business address of Mr. Gendell is 1 Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a) Tontine Financial Partners, L.P.

(a) Aggregate number of shares beneficially owned: 390,401

Percentage: 8.71% The percentages used herein and in the rest of Item 5 are calculated based upon the 4,482,893 shares of Common Stock issued and outstanding as of July 20, 2015 as reflected in the Company's Form 10-Q for the quarterly period ended June 30, 2015.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 390,401

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 390,401

(c) The following tables set forth all transactions in the shares of Common Stock effected in the past sixty (60) days by any of the reporting persons, as applicable.  All such transactions were effected in the open market through brokers.

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 6 of 7 Pages

Tontine Financial Partners, L.P.

Date of Transaction	No. of Securities Acquired/(Disposed Of)	Price Per Share
8/28/2015	1,760	$11.20
8/31/2015	4,200	$11.50
9/4/2015	129	$11.30

(b) Tontine Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 390,401

Percentage: 8.71%

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 390,401

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 390,401

(c) Not applicable.

(c) Jeffrey L. Gendell

(a) Aggregate number of shares beneficially owned: 390,401

Percentage: 8.71%

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 390,401

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 390,401

(c) Not applicable.

CUSIP No. 40424G108	SCHEDULE 13D/A	Pages 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2015

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By: Tontine Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell